

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02062000

NO ACT
P.E 11-25-02
1-03610

December 24, 2002

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

Act 1934
Section
Rule 14A-8
Public Availability 12-24-2002

Re: Alcoa Inc.
Incoming letter dated November 25, 2002

Dear Ms. Hart:

This is in response to your letter dated November 25, 2002 concerning the shareholder proposal submitted to Alcoa by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: William C. Thompson, Jr.
Comptroller
Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341



Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2600
Fax: 1 212 836 2818

Direct Dial: 212 836 2656
Fax: 212 836 2807

November 25, 2002

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alcoa Inc.
Omission Pursuant to Rule 14a-8 of
Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("Alcoa" or the "Company"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by the Comptroller of the City of New York (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund for inclusion in the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders (the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests the confirmation of the Staff of the Office of Chief Counsel in the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(3) as discussed below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

THE PROPOSAL

The Proposal consists of:

- six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring of compliance that incorporates the conventions of the International Labor Organization ("ILO"); and

- a resolution requesting the Company to commit to "the full implementation of these human rights standards" and to a program of independent monitoring of compliance "with these standards", which reads in full as follows:

> "Therefore, be it resolved that the shareholders request the Board of Directors to commit the company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

A copy of the full text of the Proposal is enclosed as Exhibit A. Copies of correspondence between the Company and the Proponent relating to the Proposal are attached as Exhibit B.

Copies of all no-action letters cited herein are attached as Exhibit C. A copy of the full text of all 184 ILO conventions is not attached due to its length; however, the Company will provide a copy upon request.[1]

REASON FOR EXCLUDING THE PROPOSAL

Rule 14a-8(i)(3): The Proposal may be excluded because it is vague and indefinite and, therefore, misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if it is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite. See Philadelphia Electric Company (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable under Rule 14a-8(i)(3) as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). See also Bristol-Myers Squibb Company (February 1, 1999) (proposal relating to unborn children excludable under Rule 14a-8(i)(3) where its references to the Bible and Roman law rendered the proposal so vague, indefinite and misleading that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal); and IDACORP, Inc. (January 24, 2000) (proposal seeking to amend IDACORP's Articles of Organization to provide for the "recall" of members of the board of directors by plurality vote, and setting forth "particulars" and procedures for the recall of board members excludable under Rule 14a-8(i)(3) as vague and indefinite).

The Staff extended this position in 2001 to a shareholder proposal virtually identical to the current Proposal. See AnnTaylor Stores Corporation (March 13, 2001). The proposal in AnnTaylor consisted of (i) six "Whereas" clauses relating to reported human rights violations in

[1] The full text of the ILO conventions is available at http://ilolex.ilo.ch:1567/english/index.htm.

overseas operations of U.S. companies and a program of independent monitoring of compliance that incorporates the ILO conventions, (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions, and (iii) a resolution that requested the board of directors to commit the company "to the full implementation of these human rights standards" and "a program of outside, independent monitoring of compliance with these standards." The Staff concurred that AnnTaylor Stores could properly exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite. The current Proposal is virtually identical to the proposal in AnnTaylor and should be excluded on the same basis.

In numerous other recent no-action letters, the Staff has concurred with the omission under Rule 14a-8(i)(3) of similar proposals which sought the "full implementation" of the SA 8000 Social Accountability Standards and a program to monitor compliance with these standards on the basis that such proposals were vague, indefinite and therefore potentially misleading. See H. J. Heinz Company (May 25, 2001); TJX Companies, Inc. (March 14, 2001); Revlon, Inc. (March 13, 2001); Kohl's Corporation (March 13, 2001); and McDonald's Corporation (March 13, 2001).

The Proposal here is vague and indefinite because it requests that the board of directors commit the Company to the full implementation of "these human rights standards", which incorporate the ILO conventions, but does not identify or fairly summarize those standards. From the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The reference to "standards" in the resolution is the first time the concept of "standards" appears in the Proposal; there is no earlier discussion clarifying what "these standards" are. As written, the Proposal appears to require the Company to fully implement all of the ILO conventions, which number in excess of 180 and deal with a myriad of topics, many of which have little or no bearing on the Company's business operations.

Even if the Proponent intended to incorporate only the five broad human rights principles (and eight ILO conventions) specifically set forth in the fifth "Whereas" clause, the Proposal is still impermissibly vague and indefinite because it fails to include the text of these eight ILO conventions or to adequately summarize the obligations and requirements that would be imposed on the Company by these principles and conventions. For example, ILO convention 138 is cited in the fifth "Whereas" clause for the following ILO principle: "There shall be no use of child labor." However, a review of ILO convention 138 reveals that its full implementation would in fact require the Company and its suppliers to do the following, none of which appears in the Proposal:

- undertake to pursue a national policy to ensure the effective abolition of child labor and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;
- specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory;
- ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years; and

- agree that the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons shall not be less than 18 years.

Thus, not only would the Company and its shareholders be unable to comprehend what actions or measures would be required by the Company in the event the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from those actions contemplated by the shareholders in voting on the Proposal.

In addition, the text of the Proposal would potentially lead shareholders to believe that the ILO conventions are "human rights standards" that Alcoa could adopt to ensure that its "commitment to human rights is to be maintained." In fact, the ILO conventions are not a list of human rights standards. Rather, they are international treaties to be ratified by countries and adopted by governments to form national legislation on labor and social matters. As a result, it is virtually impossible to discern what the "full implementation" of the ILO conventions would entail by a corporation such as the Company.

The Proposal is also vague and indefinite in calling for the Company to commit to a program of "outside, independent monitoring of compliance with these standards." The Proposal does not define what would constitute "independent monitoring" or who would qualify as an independent monitor. The Proposal also provides no clear indication whether independence requires that the monitor act without being paid by the Company for its services, or whether it intends that the Company limit independent monitoring to "respected human rights and religious organizations" as referenced in the fourth "Whereas" clause. Because the Proposal offers no guidance in this respect, as well as for the reasons outlined above, the Company believes the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

The Proposal is distinguishable from proposals requesting a code of conduct "based on" the ILO conventions, where the Staff has not concurred in the proposals' omission under Rule 14a-8(i)(3). See Revlon, Inc. (April 5, 2002), TJX Companies, Inc. (April 5, 2002), Target Corporation (April 1, 2002), E.I. du Pont de Nemours (March 11, 2002) and PPG Industries, Inc. (January 22, 2001). In each of those letters, the proposals requested that the company adopt or implement a code of corporate conduct "based on" the ILO human rights standards. In contrast, the Proposal here requests the Company to commit to the "full implementation of these human rights standards." The differing language of the proposals is significant. The proposals in Revlon, TJX, Target, DuPont and PPG Industries requested the companies to implement a workplace code of conduct using the ILO conventions as a resource. Management of those companies still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions applicable to their business operations, while at the same time meeting the needs of their employees around the world. In contrast, the current Proposal requires the board of directors of Alcoa to commit to the "full implementation of these human rights standards", which appears to require Alcoa to implement all of the ILO conventions but without providing an adequate explanation and understanding of those conventions.

The Staff has consistently recognized this "based upon" – "full implementation" distinction in determining the excludability under Rule 14a-8(i)(3) of proposals relating to the ILO conventions. Compare PPG Industries, Inc. (January 22, 2001) (proposal urging the board to adopt, implement and enforce a workplace code of conduct "based on" the ILO conventions not excludable) with AnnTaylor Stores Corporation (March 13, 2001) (proposal requesting the "full implementation of these human rights standards" excludable). See also H. J. Heinz Company (May 25, 2001); TJX Companies, Inc. (March 14, 2001); Revlon, Inc. (March 13, 2001); Kohl's Corporation (March 13, 2001); and McDonald's Corporation (March 13, 2001) (proposals requesting the "full implementation" of the SA 8000 standards excludable).

The Proposal is also distinguishable from the proposals addressed in Microsoft Corporation (September 14, 2000) and Oracle Corporation (August 15, 2000), where the Staff was unable to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials on the basis of Rule 14a-8(i)(3) because it is vague and indefinite and, therefore, misleading in violation of Rule 14a-9.

In accordance with Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company files its definitive Proxy Materials with the Commission.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 390 Park Avenue, New York, New York 10022 (telephone 212-836-2656; fax 212-836-2807).

Thank you for your consideration.

Sincerely,



Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary

cc: Mr. William C. Thompson, Jr. (with enclosures)
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

EXHIBIT A

[THE PROPOSAL]

FAX

FROM THE

New York City
Office of the Comptroller

Date 10/18/02

Pages (cover +) 7

To Donna Dabney, Corp Secretary,

Fax 804-289-1636

From Comptroller William C Thompson

Phone 212-669-3500 / 2651

SPECIAL INSTRUCTIONS



COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 17, 2002

Mr. Alain J. P. Belda
Chairman, President and CEO
Alcoa, Inc.
201 Isabella St. at 7th St. Bridge
Pittsburgh, PA 15212-5858

Dear Mr. Belda:

As Comptroller of New York City, I am the custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 2,049,547 shares of Alcoa, Inc. common stock, with a current value of $59 million, are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



William C. Thompson, Jr.
WCT:pd:ma

cc: Donna Dabney
Corp. Secretary

Alcoa shrltr.

ALCOA, INC.
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Alcoa, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO) Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained.

Therefore, be it resolved that the shareholders request the Board of Directors to commit the company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 11, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

181,452 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,



Michael V. Barbetta
Assistant Vice President

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 11, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

526,424 shares of ALCOA, INC.

continuously for more than one year, in the name of Cede and Company.

Sincerely,



Michael V. Barbetta
Assistant Vice President

TOTAL P.11

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 11, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

1,341,671 shares of ALCOA, INC.

continuously for more than one year, in the name of Cede and Company.

Sincerely,



Michael V. Barbetta
Assistant Vice President

EXHIBIT B

[CORRESPONDENCE BETWEEN THE COMPANY AND THE PROPONENT REGARDING THE PROPOSAL]

FAX

FROM THE

New York City Office of the Comptroller

Date 11/8/02

Pages (cover +) 4

To Ms. Brenda Hart

Fax 212-836-2818

From Comptroller William C. Thompson

Phone 212-669-2651
-3500

SPECIAL INSTRUCTIONS

Verification of ownership from 10/17/01.



Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

1,341,671 shares of ALCOA, INC.

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo
Manager



Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

515,324 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo
Manager



Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

177,436 shares of ALCOA, INC.

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo
Manager



Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

864,878 shares of ALCOA, INC.

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo
Manager



Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2600
Fax: 1 212 836 2818

October 28, 2002

By Overnight Courier

Mr. William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Dear Mr. Thompson:

This letter is in reference to your letter dated October 17, 2002 to Mr. Alain J. P. Belda, in which you submitted a stockholder proposal for inclusion in Alcoa's proxy statement for its 2003 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Please note that under Rule 14a-8(b)(2), in order to be eligible to submit a proposal, you are required to provide Alcoa with a written statement from the record holder of the securities verifying that the pension funds referenced in your letter have held at least $2,000 in market value, or 1%, of Alcoa's common stock continuously for at least one year as of the date you submitted the proposal. The statements from Citibank, N.A. dated October 11, 2002 that accompanied your letter do not verify continuous ownership of the stock for a period of one year as of the date you submitted the proposal. The required statement must be provided to Alcoa within 14 days of your receipt of this notice in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Brenda Hart

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated November 25, 2002

The proposal relates to Alcoa committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards."

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Alex Shukhman
Attorney-Advisor